FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Material Change Report dated January 18, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2010	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)

16360 Park Ten Place, Suite 217, Houston, Texas 77084

Item 2	Date of Material Change

January 13, 2010

Item 3	News Release

Issued January 13, 2010 and distributed through the facilities of Business Wire.

Item 4	Summary of Material Change

The Company announced that it has signed an option agreement with a private individual to acquire a 7,404 hectare area adjacent to the Piranhas property in the Tapajós Mineral Province, northern Brazil.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

Please see the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Contact:	Mark E. Jones III, Chairman and CEO
Telephone:	(281) 579-3400
Item 9	Date of Report

January 18, 2010

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

January 13, 2010	TSXV: BZO

Brazauro to Acquire Additional Land Proximal To The Piranhas Property - Tapajós, Brazil

Houston, Texas - Brazauro Resources Corporation (the Company) has signed an option agreement with a private individual to acquire a 7,404 hectare area adjacent to the Piranhas property in the Tapajós Mineral Province, northern Brazil. This area consists of 149 applications of garimpo licenses, which have been requested to be converted into a single exploration license at the Brazilian mining regulatory agency, the Departamento Nacional da Produção Mineral (DNPM).

This new area is situated between two parcels already under option to Brazauro and further consolidates its land position at the Piranhas property now consisting of a total land package of 34,533 contiguous hectares. The Piranhas lands are situated 20 kilometers southwest of the Company’s Tocantinzinho gold deposit.

The Piranhas property is a well-known and historic garimpo that has been active for the last 40 years. The unofficial artisanal gold production from near surface has been reported as more than 836,000 ounces of gold, all produced by primitive methods. The near surface mineralization has been mined out and Brazauro will focus on the source of this surface mineralization in the vicinity as well as at depth.

Elton Pereira, Brazauro’s Vice President of Exploration commented, “Pirhanas is an important exploration target for Brazauro and the addition of this land enables us to more effectively evaluate the mineral potential of this growing District.”

Commercial terms for the option agreement consist of scaled payments totalling BR$2,500,000 over a three year period, The final payment of BR$1,825,000 is due on the third anniversary of signing the agreement. A Net Smelter Return Royalty of 0.5% is payable to the property owner, which can be purchased by Brazauro for BR$3,000,000. Brazauro has also committed to minimum expenditures of BR$300,000, BR$500,000 and BR$750,000 over each of the first three years, respectively.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Resources Mark E. Jones, III, Chairman Ph. 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company’s plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.